Shareholders’ Report
For the period ended
March 31, 2006

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share. Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon. For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports record operating EPS of $0.85, up 10% over Q1 2005 Operating ROE up 60 basis points
Toronto – April 27,2006 – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record operating earnings of $493 million or $0.85 per share for the quarter ended March 31,2006. Operating earnings per share (EPS) were up 10%, (14% in constant currency) over the first quarter of 2005. Operating return on equity (ROE) grew to 13.2% for the quarter, up from 12.6% in the first quarter of 2005. Operating earnings exclude a $2 million after-tax integration charge to earnings related to the acquisition of CMG Asia Limited and CommServe Financial Limited (collectively CMG Asia). Including this charge, EPS and ROE for the quarter were $0.84 and 13.1 % respectively.
“We made significant progress in the integration of CMG Asia during the quarter,” said Donald A. Stewart, Chief Executive Officer. “This important advancement in Hong Kong positions us for continued growth in Asia, while demonstrating Sun Life Financial’s integration capabilities internationally.
“We further expanded the Company’s distribution reach by entering into new distribution relationships in the United States, increasing our sales force and bancassurance alliances in India, and launching operations in additional cities in China. The quarter reflects our ability to grow through strategic acquisitions and by building scale organically through distribution” he said.
Paul W. Derksen, Executive Vice-President and Chief Financial Officer, noted, “Strong earnings performance and effective capital management contributed to the 10% increase, 14% in constant currency, in operating EPS and the 60 basis point improvement in operating ROE over the first quarter of 2005.”
Financial Highlights
•	Operating ROE increased 60 basis points (80 basis points in constant currency) to 13.2% from 12.6% in the first quarter of 2005.

•	Operating EPS for the quarter increased 10% (14% in constant currency) compared to the first quarter of 2005.

•	Sun Life Financial repurchased more than 2 million common shares during the quarter at an average price of $49.34 under its share repurchase program.

•	The Company declared $160 million in common shareholder dividends during the quarter, representing a payout ratio of 32%.

•	Sun Life Financial completed a $700 million domestic public offering of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036.

•	Sun Life Financial completed a domestic public offering of $250 million of Class A Non-Cumulative Preferred Shares Series 3 at $25 per share yielding 4.45% annually.
Operational Highlights
During the first quarter of 2006, the Company progressed on a number of fronts, creating value through profitable growth, innovation and operational excellence.
•	Sun Life Financial U.S. (SLF U.S.) and M Financial Group announced an agreement to offer Sun Life Financial’s insurance and annuity products and services to M Financial Group’s member firms and their high net worth clients. With over 110 member firms in 35 states, M Financial Group is one of the leading distributors of financial products and services in the United States.

•	SLF U.S. was chosen as the exclusive provider of group life and disability benefits to Medical Group Insurance Services, Inc., the largest provider of long-term disability insurance to physician group practices in the United States.

•	SLF U.S. has partnered with United Concordia Companies, Inc., (UCCI) one of the largest dental insurers in the United States, in a new marketing arrangement that gives SLF U.S. the ability to distribute UCCI’s group dental products packaged with SLF U.S.’s group life and disability products.

•	Assets under management (AUM) at Sun Life Financial were a record C$402 billion at March 31, 2006, driven in part by the US$8 billion dollar increase during the quarter at MFS, where AUM reached a record US$170 billion.

•	Sun Life Financial Canada’s Group Retirement Services business unit led the Canadian industry with 38% of defined contribution sales in 2005.

•	In India, the direct sales force of Birla Sun Life Insurance Company Limited (Birla Sun Life) crossed the 16,000 mark, contributing to a 37% year-over-year growth in sales in local currency.
Sun Life Financial Inc. ▪ sunlife.com     1

Shareholders’ Report
•	Birla Sun Life finalized bancassurance agreements with five cooperative banks in India. The bancassurance channel contributed approximately 40% of total individual life sales for Birla Sun Life.

•	Sun Life Financial Hong Kong substantially completed the integration of all new business functionality and product features for CMG Asia by March 1, 2006.

•	Underscoring the Company’s commitment to best practices in corporate governance, the Board of Directors adopted a majority voting policy for uncontested director elections.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, financial performance measures prepared on a constant currency basis and ROE for the Company’s business segments. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31,2006, the Sun Life Financial group of companies had total assets under management in excess of $400 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2     Sun Life Financial Inc. ▪ First Quarter 2006

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2006
Dated April 27, 2006
Earnings and Profitability
FINANCIAL SUMMARY

(Unaudited)	Quarterly Results
	Q1’06	Q4’05	Q3’05	Q2’05	Q1’5

Revenues ($ millions)	5,315	5,338	5,504	5,988	5,088
Common Shareholders’ Net Income ($ millions)	491	478	430	477	458
Operating Earnings(1) ($ millions)	493	490	481	477	458
Earnings per Common Share (EPS) ($)	0.84	0.82	0.74	0.81	0.77
Operating EPS(1) ($)	0.85	0.84	0.82	0.81	0.77
Fully Diluted Operating EPS(1) ($)	0.84	0.83	0.82	0.81	0.77
Return on Common Equity (ROE) (%)	13.1	13.0	11.7	13.0	12.6
Operating ROE(1) (%)	13.2	13.3	13.1	13.0	12.6
Average Common Shares Outstanding (millions)	581.8	582.8	584.2	587.4	591.8
S&P 500 Index (daily average)	1,283	1,232	1,223	1,181	1,192
S& P500 Index (close)	1,295	1,248	1,229	1,191	1,181

Sun Life Financial Inc.(2) reported common shareholders’ net income of $491 million for the first quarter ended March 31,2006, up $33 million from $458 million in the first quarter of 2005. The increase in common shareholders’ net income was primarily the result of increased earnings in Sun Life Financial U.S. and the contribution from the acquisition of CMG Asia Limited and CommServe Financial Limited (collectively CMG Asia). The strengthening of the Canadian dollar reduced earnings by $18 million. ROE for the first quarter of 2006 was 13.1% compared with 12.6% for the first quarter of 2005. The 50 basis point improvement was the result of improved earnings and the repurchase of common shares. EPS were $0.84,9% higher than the $0.77 reported in the prior year.
Operating EPS, which do not include the $2 million after-tax charge for integration costs associated with the CMC Asia acquisition, were $0.85 for the first quarter of 2006 up 10% (14% in constant currency) from the first quarter of 2005. Operating ROE reached 13.2%, up 60 basis points (80 basis points in constant currency) from the first quarter of 2005.
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s first quarter 2006 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.

(1)	Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Administradora de Fonde de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006, respectively. See “Use of Non-GAAP Financial Measures”.

(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Sun Life Financial Inc. ▪ SunLife.com     3

Management’s Discussion and Analysis
SLF CANADA

	Quarterly Results
	Q1’06	Q4’05	Q3’05	Q2’05	Q1’05

Revenues ($ millions)	2,255	2,288	2,120	2,104	2,146
Premiums & Deposits ($ millions)	4,989	4,137	3,501	3,800	5,412
Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	150	131	128	145	168
Group Benefits	37	85	69	54	38
Group Wealth(1)	47	38	31	37	39

Total	234	254	228	236	245
ROE (%)	13.7	15.1	13.5	14.2	14.8

(1)	Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings decreased by 4% compared to the first quarter of 2005 primarily due to unusually favourable annuity mortality experience in Individual Insurance & Investments in 2005.
•	Individual Insurance & Investments earnings for the first quarter of 2006 decreased by 11% over the first quarter of 2005 mainly due to unusually favourable annuity mortality experience in 2005. Earnings from Cl Financial Inc. (Cl) were $3 million lower than in the first quarter of 2005, as the rise in CI’s stock price resulted in additional stock-based compensation.

•	Group Benefits earnings for the first quarter of 2006 decreased by 3% over the first quarter of 2005 as long-term disability claims were higher in the current quarter.

•	Group Wealth earnings for the first quarter of 2006 grew by 21% over the first quarter of 2005 reflecting higher equity markets and business growth.
SLF Canada continues to strengthen its market position in all lines of business through distribution and product innovation. Group Retirement Services led the Canadian industry with 38% of defined contribution sales in 2005 and terminated plan member asset retention for the first quarter increased 16% over the same period last year. Individual Insurance & Investments introduced an improved Critical Illness product with enhanced return of premium options and reduced minimum benefit amounts and excellent progress was made in growing wholesale distribution.
SLF U.S.

	Quarterly Results
	Q1’06	CM’05	Q3’05	Q2’05	Q1’05

Revenues (US$ millions)	1,734	1,699	2,020	2,281	1,539
Revenues (C$ millions)	2,001	1,994	2,443	2,835	1,889
Common Shareholders’ Net Income (us$ millions) Annuities	85	84	78	72	34
Individual Life	23	34	21	20	25
Group Life & Health	—	10	10	15	6

Total (US$ millions)	108	128	109	107	65
Total (C$ millions)	125	149	133	132	81
ROE (%)	12.9	15.6	13.6	13.8	8.6

Earnings for SLF U.S. rose 54% compared to the first quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$8 million compared to the first quarter of 2005.
In U.S. dollars, earnings of US$108 million were 66% higher than in the first quarter of 2005. Earnings increased this quarter as a result of improved interest spreads of US$13 million, partially offset by unfavourable group claims experience of US$7 million and the net impact of US$4 million on the transfer of MFS Retirement Services Inc. (RSI), MFS’s 401 (k) administration and recordkeeping business, to SLF U.S. The remaining increase in earnings was the result of changes in equity markets. Increases in equity markets during the first quarter of 2006 contributed to SLF U.S. earnings, in contrast to first quarter of 2005 earnings which were dampened by equity market declines. The increase in equity markets has significantly reduced the Company’s exposure to guaranteed minimum death benefits. Accordingly, future equity market improvements may have a less pronounced impact on Annuities earnings.
•	Annuities earnings increased US$51 million compared to the first quarter of 2005 as a result of stronger equity market performance and improved interest spreads, partially offset by the transfer of RSI to SLF U.S.
4     Sun Life Financial Inc. ▪ First Quarter 2006

•	Individual Life earnings were US$2 million lower than in the first quarter of 2005 as the favourable impact of the lower cost funding solution for universal life product reserves and improved mortality were more than offset by lower earnings from the offshore universal life business, which were unusually high in the first quarter of 2005.

•	Group Life & Health earnings decreased US$6 million compared to the first quarter of 2005 due to unfavourable claims experience.
SLF U.S. continued to execute its organic growth strategy by significantly increasing its distribution capabilities during the first quarter of 2006. Following its recent agreement with National Financial Partners, SLF U.S. reached agreements with M Financial Group, one of the United States’ leading distributors of financial products and services to affluent markets, and Medical Group Insurance Services, Inc., the nation’s largest provider of insurance products to physician group practices. In addition, SLF U.S. and United Concordia Companies, Inc. (UCCI), one of the largest dental insurers in the country, announced a new marketing arrangement that gives SLF U.S. the ability to distribute UCCI’s group dental products packaged with SLF U.S.’s group life and disability products. Finally, the repositioning of RSI as an SLF U.S. business unit in the first quarter of 2006 provides SLF U.S. with an established distribution platform in the U.S. retirement savings market. It is expected that the investments in these additional distribution initiatives will have a positive impact on sales which may also increase new business strain in the near-term.
MFS

	Quarterly Results
	Q1’06	Q4’05	Q3’05	Q2’05	Q1’05

Revenues (US$ millions)	360	354	342	332	332
Revenues (C$ millions)	416	416	412	413	407
Common Shareholders’ Net Income (US$ millions)	45	38	38	34	37
Common Shareholders’ Net Income (C$ millions)	52	45	46	42	46
Average Net Assets (US$ billions)	167	158	155	147	145
Assets Under Management (US$ billions)	170	162	157	150	145
Net Sales/(Redemptions) (US$ billions)	(0.3)	1.9	1.4	3.5	0.7
Market Movement (US$ billions)	7.7	2.9	6.3	1.8	(2.4)
S&P 500 Index (daily average)	1,283	1,232	1,223	1,181	1,192

MFS contributed net income of C$52 million for the first quarter of 2006, an increase of 13% compared to first quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$3 million compared to the first quarter of 2005.
MFS generated net income of US$45 million for Sun Life Financial, an increase of US$8 million, or 22%, from the first quarter of 2005. Growth in average net assets of 15% resulted in an increase in revenues of 8% to US$360 million compared to the first quarter of 2005. The transfer of Retirement Services Incorporated to SLF US. reduced servicing revenues by US$6 million and improved earnings for MFS.
Net sales at MFS were negative US$0.3 billion for the first quarter of 2006 as continuing positive institutional net sales of US$1.4 billion did not fully offset net redemptions of retail mutual funds. Gains in the equity markets continued to fuel growth in total assets which ended March 2006 at a record US$170 billion, an increase of US$8 billion for the quarter and US$25 billion from March 2005.
SLF ASIA

	Quarterly Results
	Q1’06	Q4’05	Q3’05	Q2’05	Q1’05

Revenues ($ millions)	226	257	152	167	183
Common Shareholders’ Net Income ($ millions)	24	7	10	19	6
ROE (%)	10.2	4.3	9.8	17.6	5.4

SLF Asia’s first quarter 2006 revenues were up 24% over the same quarter last year primarily due to the acquisition of CMG Asia.
First quarter 2006 earnings, after the after-tax integration charge of $2 million, were up $18 million over the same period a year ago primarily due to the CMG Asia acquisition, as a result of synergies, higher investment yields and improved asset liability matching.
Strong sales results in the quarter and new distribution arrangements further enhanced the positioning of SLF Asia for profitable long-term growth. In India, Birla Sun Life Insurance Company Limited’s expansion program to double the direct sales force has progressed well and contributed to a 37% year-over-year growth in sales in local currency. Birla Sun Life finalized bancassurance agreements during the quarter with five cooperative banks in India. In China, Sun Life Everbright Life Insurance Company Limited, the Company’s joint venture operation in China, registered a 135% growth in sales in local currency, with the development of new agency operations in Zhejiang province and strong alternate distribution production.
Sun Life Financial Inc. ▪ sunlife.com     5

Management’s Discussion and Analysis
CORPORATE
Corporate includes the results of Sun Life Financial’s U.K. operations (SLF U.K.), the active Reinsurance business unit and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off reinsurance is included in Other operations.

	Quarterly Results
	Q1’06	Q4’05	Q3’05	Q2’05	Q1’05

Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	38	58	48	39	47
Reinsurance	9	(18)	(6)	15	14
Other	9	(17)	(29)	(6)	19

Total	56	23	13	48	80

Common shareholders’ net income of $56 million reflected the negative impact of currency on SLF U.K., poor mortality experience in Reinsurance and a reserve strengthening in run-off reinsurance.
•	SLF U.K. earnings were $9 million lower than in the first quarter of 2005, primarily due to the $6 million impact of the strengthening of the Canadian dollar relative to the U.K. pound.

•	Current quarter results in Reinsurance reflect the $14 million impact of adverse mortality relative to the first quarter of 2005, which was partially offset by reduced new business strain compared to the first quarter of 2005.

•	Earnings in Other were $10 million lower compared to the first quarter of 2005 primarily due to a reserve strengthening for the long-term care product in run-off reinsurance.
Additional Financial Disclosure
REVENUE
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Revenues of $5.3 billion in the first quarter of 2006 increased by $227 million over the same period in 2005. Excluding the unfavourable impact of $208 million due to the strengthening of the Canadian dollar against foreign currencies, revenues grew $435 million. The increase in revenues was due to higher premiums in all business groups, increased investment income and higher asset management fees.
Premium revenue rose to $3.0 billion, improving by $83 million over the first quarter last year or by $187 million excluding the unfavourable impact of $104 million due to the strengthening of the Canadian dollar. SLF Canada’s higher premiums of $108 million from Group Benefits due to business growth and the termination of a reinsurance agreement were partly offset by the $75 million reduction in Group Wealth premiums which had recorded a large sale in the first quarter of 2005. Premium revenue in SLF U.S. remained flat as the lower premiums from U.S. Annuities, largely from equity-indexed annuities, were offset by higher premiums of Individual Life and Group Health.
First quarter 2006 net investment income grew $105 million, or 7%, from the first quarter of 2005 despite an unfavourable impact of $64 million due to the strengthening of the Canadian dollar. Fluctuations in equity markets and interest rate levels were the main drivers of this increase.
Fee income of $753 million in the first quarter of 2006 was up $79 million from the same period in 2005, before an unfavourable currency translation impact of $40 million, with additional asset management fees earned on higher asset levels.
6     Sun Life Financial Inc. ▪ First Quarter 2006

Management’s Discussion and Analysis
ASSETS UNDER MANAGEMENT
AUM reached $402.4 billion at March 31, 2006 compared to $387.4 billion at December 31,2005, and $365.8 billion at March 31,2005. The increase of $15 billion between December 31,2005 and March 31,2006, primarily resulted from business growth and
(i)	market movements of $12.5 billion
(ii)	an increase from the weakening of the Canadian dollar against foreign currencies at the end of the first quarter of 2006 of $0.8 billion, and
(iii)	net sales of mutual, managed and segregated funds of $0.4 billion.
AUM increased $36.6 billion between March 31, 2005 and March 31, 2006 mainly related to continued business growth and
(i)	market movements of $33.8 billion
(ii)	net sales of mutual, managed and segregated funds of $8.2 billion
(iii)	an increase of $4.4 billion from the CMG Asia acquisition, partially offset by
(iv)	a decrease from the strengthening of the Canadian dollar against foreign currencies of $12.9 billion.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $112.4 billion at March 31,2006, compared to $110.4 billion a year earlier. Increases due to business growth as well as $2.2 billion reflecting the acquisition of CMG Asia were partly reduced by $3.3 billion from the stronger Canadian dollar.
Actuarial and other policy liabilities of $77.4 billion at March 31,2006 were $801 million higher than at March 31,2005. Business growth mostly in SLF Canada and SLF U.S. and an increase of $1.6 billion from the acquisition of CMG Asia were offset by the $2.3 billion effect from the stronger Canadian dollar.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $16.0 billion at March 31,2006, $536 million higher than at December 31,2005. Shareholders’ net income, before preferred share dividends of $11 million, contributed $502 million and the issuance of Class A Preferred Shares Series 3 added $245 million. Currency fluctuations further increased equity by $32 million. Dividend payments on common shares of $160 million and $72 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs, somewhat diminished these increases.
At March 31, 2006, Sun Life Financial Inc. had 580,895,493 common shares and 39,000,000 preferred shares outstanding.
CASH FLOWS

	Quarterly Results
($ millions)	Q1’06	Q1’05

Cash and cash equivalents, beginning of period	2,740	3,748
Cash flows provided by (used in):
Operating activities	867	736
Financing activities	699	148
Investing activities	(403)	(710)
Changes due to fluctuations in exchange rates	(1)	37

Increase in cash and cash equivalents	1,162	211

Cash and cash equivalents, end of period	3,902	3,959
Short-term securities, end of period	1,275	1,898

Total cash, cash equivalents and short-term securities	5,177	5,857

Net cash, cash equivalents and short-term securities at the end of the first quarter of 2006 decreased $680 million from the first quarter of 2005 mainly as a result of a net increase in investments in long-term assets and the acquisition of CMG Asia in the fourth quarter of 2005. Financing activities reflect the issuance of $700 million fixed/floating debentures and preferred shares of $250 million issued in March 2006 compared to $400 million preferred shares issued during the first quarter of 2005.
Sun Life Financial Inc. ▪ sunlife.com     7

Management’s Discussion and Analysis
RISK MANAGEMENT
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2005. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions. While it is not possible to predict the resolution of these matters, management expects that their ultimate resolution will not be material to the Company’s consolidated financial condition or results of operations.
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004 and it is not possible to predict the outcome of these actions at this time. Sun Life Financial Inc. and its subsidiaries are also engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual MD&A, annual financial statements and AIF for the year ended December 31, 2005. Copies of these documents are available at www.sedar.com.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the $51 million charge taken in the third quarter of 2005 related to the Cuprum sale and the integration charges for CMC Asia of $12 million and $2 million taken in the fourth quarter of 2005 and the first quarter of 2006, respectively.
8     Sun Life Financial Inc. ▪ First Quarter 2006

Management’s Discussion and Analysis
FORWARD-LOOKING STATEMENTS
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. ▪ sunlife.com     9

Interim Consolidated Financial Statements
Consolidated Statements of Operations

		For the three months ended
		March 31	March 51
(unaudited, in millions of Canadian dollars, except for per share amounts)		2006	2005

Revenue
Premium income:
Annuities		$776	$908
Life insurance		1,464	1,390
Health insurance		753	612

		2,993	2,910
Net investment income		1,569	1,464
Fee income		753	714

		5,315	5,088

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,448	1,300
Annuity payments		349	367
Death and disability benefits		652	617
Health benefits		574	441
Policyholder dividends and interest on claims and deposits		261	279

		3,284	3,004
Net transfers to segregated funds		298	159
Increase (decrease) in actuarial liabilities		(229)	79
Commissions		448	425
Operating expenses		752	725
Premium taxes		47	44
Interest expense		71	65

		4,671	4,501

Income before Income Taxes and Non-controlling Interests		644	587
Income taxes expense		135	117
Non-controlling interests in net income of subsidiaries		6	6

Total Net Income		503	464
Less: Participating policyholders’ net income		1	4

Shareholders’ Net Income		502	460
Less: Preferred shareholder dividends		11	2

Common Shareholders’ Net Income		$491	$458

Average exchange rates:
	U.S. Dollars	1.15	1.23
	U.K. Pounds	2.02	2.32

Earnings per share (Note 3)
Basic		$0.84	$0.77
Diluted		$0.84	$0.77

Weighted average shares outstanding in millions (Note 3)
Basic		582	592
Diluted		585	595
The attached notes form part of these interim consolidated financial statements.
10    Sun Life Financial Inc. ▪ First Quarter 2006

Interim Consolidated Financial Statements
Consolidated Balance Sheets

		As at
		March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)		2006	2005	2005

Assets
Bonds		$67,389	$66,154	$66,035
Mortgages		14,653	14,561	13,999
Stocks		4,353	3,856	3,474
Real estate		3,315	3,241	3,155
Cash, cash equivalents and short-term securities		5,177	5,091	5,857
Policy loans and other invested assets		5,728	5,689	6,007

Invested assets		100,615	98,592	98,527
Goodwill		5,968	5,963	5,534
Intangible assets		796	801	770
Other assets		5,046	5,510	5,570

Total general fund assets		$112,425	$110,866	$110,401

Segregated funds net assets		$63,981	$60,984	$57,631

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 5)		$77,411	$77,489	$76,610
Amounts on deposit		3,475	3,382	3,166
Deferred net realized gains		3,947	3,859	3,553
Senior debentures (Note 7)		3,193	2,492	1,932
Other liabilities		6,825	6,592	8,479

Total general fund liabilities		94,851	93,814	93,740
Subordinated debt		1,456	1,456	1,465
Non-controlling interests in subsidiaries		35	50	171
Total equity		16,083	15,546	15,025

Total general fund liabilities and equity		$112,425	$110,866	$110,401

Segregated funds contract liabilities		$63,981	$60,984	$57,631

Exchange rate at balance sheet date:
	U.S. Dollars	1.17	1.17	1.22
	U.K. Pounds	2.03	2.00	2.28
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director
Sun Life Financial Inc. ▪ sunlife.com    11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

	For the three months ended
	Participating		March 31	March 31
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2006	2005

Preferred Shares
Balance, beginning of period	$—	$712	$712	$—
Preferred shares issued (Note 7)	—	250	250	400
Issuance costs, net of taxes (Note 7)	—	(5)	(5)	(6)

Balance, end of period	—	957	957	394

Common Shares
Balance, beginning of period	—	7,173	7,173	7,238
Stock options exercised	—	33	33	27
Common shares purchased for cancellation (Note 2)	—	(27)	(27)	(50)

Balance, end of period	—	7,179	7,179	7,215

Contributed Surplus
Balance, beginning of period	—	66	66	70
Stock-based compensation	—	6	6	2
Stock options exercised	—	(5)	(5)	(6)

Balance, end of period	—	67	67	66

Retained Earnings
Balance, beginning of period	94	9,001	9,095	8,204
Net income	1	502	503	464
Dividends on common shares	—	(160)	(160)	(142)
Dividends on preferred shares	—	(11)	(11)	(2)
Common shares purchased for cancellation (Note 2)	—	(79)	(79)	(111)

Balance, end of period	95	9,253	9,348	8,413

Currency Translation Account
Balance, beginning of period	(9)	(1,491)	(1,500)	(1,097)
Net adjustment for foreign exchange gain	—	—	—	(53)
Changes for the period	—	32	32	87

Balance, end of period	(9)	(1,459)	(1,468)	(1,063)

Total equity	$86	$15,997	$16,083	$15,025

The attached notes form part of these interim consolidated financial statements.
12    Sun Life Financial Inc. ▪ First Quarter 2006

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2006	2005

Cash Flows Provided by (Used in) Operating Activities
Total net income	$503	$464
New mutual fund business acquisition costs capitalized	(16)	(27)
Redemption fees of mutual funds	8	13
Items not affecting cash	372	286

Net cash provided by operating activities	867	736

Cash Flows Provided by (Used in) Financing Activities
Debentures and borrowed funds (Note 7)	696	39
Issuance of preferred shares (Note 7)	250	400
Payments to underwriters (Note 7)	(8)	(9)
Issuance of common shares on exercise of stock options	28	21
Common shares purchased for cancellation (Note 2)	(106)	(161)
Dividends paid on common shares	(141)	(142)
Dividends paid on preferred shares	(20)	—

Net cash provided by financing activities	699	148

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,876	7,638
Purchases of bonds, mortgages, stocks and real estate	(9,377)	(8,622)
Policy loans	(12)	(14)
Short-term securities	1,090	337
Other investments	20	(49)

Net cash used in investing activities	(403)	(710)

Changes due to fluctuations in exchange rates	(1)	37

Increase in cash and cash equivalents	1,162	211
Cash and cash equivalents, beginning of period	2,740	3,748

Cash and cash equivalents, end of period	3,902	3,959
Short-term securities, end of period	1,275	1,898

Cash, cash equivalents and short-term securities, end of period	$5,177	$5,857

Supplementary Information
Cash and cash equivalents:
Cash	$568	$467
Cash equivalents	3,334	3,492

	$3,902	$3,959

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$5	$4

Income taxes, net of refunds	$206	$89

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. ▪ sunlife.com    13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2006	2005

Additions to Segregated Funds
Deposits:
Annuities	$1,968	$2,189
Life insurance	161	161

	2,129	2,350
Net transfers from general funds	298	159
Net realized and unrealized gains	2,502	82
Other investment income	217	214

	5,146	2,805

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	2,109	1,836
Management fees	179	163
Taxes and other expenses	40	33
Effect of changes in currency exchange rates	(179)	(294)

	2,149	1,738

Net additions to segregated funds for the period	2,997	1,067
Segregated funds net assets, beginning of period	60,984	56,564

Segregated funds net assets, end of period	$63,981	$57,631

Consolidated Statements of Segregated Funds Net Assets

	As at
	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2006	2005	2005

Assets
Segregated and mutual fund units	$51,320	$48,358	$44,279
Stocks	7,429	7,262	7,318
Bonds	5,081	5,208	5,731
Cash, cash equivalents and short-term securities	742	945	1,618
Real estate	180	168	164
Mortgages	48	49	56
Other assets	1,539	1,289	2,756

	66,339	63,279	61,922

Liabilities	2,358	2,295	4,291

Net assets attributable to segregated funds policyholders	$63,981	$60,984	$57,631

The attached notes form part of these interim consolidated financial statements.
14    Sun Life Financial Inc. ▪ First Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2005 annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2006, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2006, to January 11, 2007. Purchases will be executed on the TSX at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. In 2005, the Company announced a similar normal course issuer bid that covered the period from January 12, 2005, to January 11, 2006. In the first quarter of 2006, the Company purchased under these plans approximately two million of its common shares at an average price of $49.34 per share for a total amount of $106. As at March 31, 2006, an additional $8 were subscribed for, but not settled or cancelled.
3. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31	March 31
	2006	2005

Common shareholders’ net income	$491	$458
Less: Effect of stock options of subsidiaries(1)	2	1

Common shareholders’ net income on a diluted basis	$489	$457

Weighted average number of shares outstanding for basic earnings per share (in millions)	582	592
Add: Adjustments relating to the dilutive impact of stock options(1)	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	585	595

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
4. Segmented Information
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, the United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Sun Life Financial Inc. ▪ sunlife.com    15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three months ended March 31, 2006, consists of interest of $69 ($55 in 2005) and fee income of $14 ($12 in 2005).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results and assets by segment for the three months ended March 31, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,255	$2,001	$416	$226	$500	$(83)	$5,315
Total net income	$236	$124	$52	$24	$67	$—	$503

Assets
General fund assets	$52,082	$42,007	$820	$4,939	$14,521	$(1,944)	$112,425
Segregated funds net assets	$30,223	$25,515	$—	$849	$7,394	$—	$63,981

Results and assets by segment for the three months ended March 31, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,146	$1,889	$407	$183	$530	$(67)	$5,088
Total net income	$248	$82	$46	$6	$82	$—	$464

Assets
General fund assets	$51,222	$41,697	$816	$2,450	$15,073	$(857)	$110,401
Segregated funds net assets	$25,414	$24,994	$—	$117	$7,106	$—	$57,631

5. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the three months ended March 31, 2006, and March 31, 2005, are as follows:

	2006	2005

Actuarial liabilities, January 1	$75,777	$74,258
Increase (decrease) in actuarial liabilities	(229)	79

Actuarial liabilities before the following:	75,548	74,337
Other	(6)	(8)
Effect of changes in currency exchange rates	165	441

Actuarial liabilities, March 31	75,707	74,770
Add: Other policy liabilities	1,704	1,840

Actuarial liabilities and other policy liabilities, March 31	$77,411	$76,610

6. Pension Plans and Other Post-Retirement Benefits

	For the three months ended
	March 31	March 31
	2006	2005

Pension benefit cost	$10	$3
Other post-retirement benefit cost	$7	$6

16    Sun Life Financial Inc. ▪ First Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
7. Significant Capital Transactions
On March 13, 2006, Sun Life Financial Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures will bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1,2016, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on June 1,2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016 at 100% of the principal amount. The debentures will be a direct senior unsecured obligation of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.
On January 13, 2006, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares, Series 3, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Underwriting commissions of $5 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
8. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to settlements between MFS and U.S. regulators in 2004, and it is not possible to predict the outcome of these actions at this time. In addition, Sun Life Financial Inc. and its subsidiaries are engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of the Company. Additional information concerning these matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which are available at www.sedar.com and at www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At March 31, 2006, the combined provision was $60 ($95 in 2005).
9. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $321, which is the carrying amount of these assets.
10. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2006.
Sun Life Financial Inc. ▪ sunlife.com 17

MAJOR OFFICES

The following is contact information for	Sun Life Financial U.K.	India
Sun Life Financial’s major offices and joint	Matrix House	Birla Sun Life Insurance Company Limited
venture companies around the world.	Basing View, Basingstoke	Vaman Centre, 5th & 6th Floors
For inquiries and customer service, please	Hampshire	Makhwana Road, Andheri (East)
contact the appropriate office in your area.	United Kingdom RG21 4DZ	Mumbai, India 400 059
	Tel: (0870) 160-5040	Tel: 91-22-5678-3333
Sun Life Financial Canada	Call Centre: (0870) 161-1111	Mon. to Fri. 9:30 a.m. – 6:30 p.m.
Canadian Headquarters	Mon. to Fri. 8:00 a.m. – 6:00 p.m.	Website: www.birlasunlife.com
227 King Street South	Website: www.sunlifeofcanada.co.uk
P.O. Box 1601, STN Waterloo		Birla Sun Life Asset Management
Waterloo, Ontario	Sun Life Financial Asia	Company Limited
Canada N2J 4C5	Regional Headquarters	Ahura Centre, 2nd Floor, Tower A
Tel: 519-888-3900	2001 Two Pacific Place	Mahakali Caves Road, Andheri (East)
Call Centre: 1 800 SUN-LIFE/1 800 786-5433	88 Queensway	Mumbai, India 400 093
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time	Hong Kong	Tel: 91-22-5692-8000
Website: www.sunlife.ca	Tel: (852) 2918-3888	Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com
Toronto Office	China
225 King Street West	Sun Life Everbright Life Insurance	Birla Sun Life Distribution Company Limited
Toronto, Ontario	Company Limited	Ahura Centre, 2nd Floor, Tower A 96 A/D
Canada M5V 3C5	37/F Tianjin International Building	Mahakali Caves Road, Andheri (East)
Tel: 416-408-7500	75 Nanjing Road	Mumbai, India 400 093
Call Centre: 1 800 SUN-LIFE/1 800 786-5433	Tianjin, China 300050	Tel: 91-22-5692-8200
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time	Tel: (8622) 2339-1188	Website: www.birlasunlife.com
Website: www.sunlife.ca	Website: www.sunlife-everbright.com
Indonesia
Montreal Office	Beijing Representative Office	World Trade Centre, 8th & 9th Floors
1155 Metcalfe Street	Suite 1207	JL Jend. Sudirman Kav 29-31
Montreal, Quebec	China Resources Building	Jakarta, Indonesia 12920
Canada H3B 2V9	No. 8, Jianguomenbei Avenue	Tel: (6221) 5289-0000
Tel: 514-866-6411	Beijing, China 100005	Call Centre: (6221) 5289-0088
Call Centre: 1 800 SUN-LIFE/1 800 786-5433	Tel: (8610) 8519-2510	Toll Free: 08001401262
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time		Mon. to Fri. 8:30 a.m. – 5:30 p.m.
Website: www.sunlife.ca	Hong Kong	Website: www.sunlife.co.id
20th Floor, One Exchange Square
Sun Life Financial U.S.	Central, Hong Kong	Philippines
One Sun Life Executive Park	Tel: (852) 2103-8888	12th Floor, The Enterprise Centre Tower 2
Wellesley Hills, Massachusetts	Call Centre: (852) 2103-8928	6766 Ayala Avenue cor.
USA 02481	Mon. to Fri. 8:30 a.m. – 5:00 p.m.	Paseo de Roxas
Tel: 781-237-6030	Website: www.sunlife.com.hk	Makati City, Philippines 1229
Call Centre: 1 800 SUN-LIFE/1 800 786-5433		Tel: (632) 886-6188
Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time		Call Centre: (632) 849-9888
Website: www.sunlife-usa.com		Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlife.com.ph
Bermuda Victoria Hall 11 Victoria Street Hamilton HM 11, Bermuda Tel: (441) 296-3084 Website: www.sunlife.bm
18 Sun Life Financial Inc. ▪ First Quarter 2006

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial	United States	DIVIDENDS
group of companies, corporate news and	Mellon Investor Services LLC	2006 Dividend Dates
financial results, please visit www.sunlife.com.	480 Washington Blvd.	Common Shares
	Jersey City, NJ 07310	Record Dates Payment Dates

CORPORATE OFFICE	Tel: 1 800 648-8393	February 22 April 3
Sun Life Financial Inc.	E-mail: inquiries@cibcmellon.com	May 24 July 5
150 King Street West		August 23* October 2
Toronto, Ontario	United Kingdom	November 22* January 2

Canada M5H 1J9	Capita IRG Plc	* Subject to approval by the Board of Directors
Tel: 416-979-9966	34 Beckenham Road
Website: www.sunlife.com	Beckenham, Kent	Direct Deposit Dividend Service
	United Kingdom BR3 4TU	Canadian-resident common shareholders and
INVESTOR RELATIONS	Within the U.K.:	shareholders receiving U.S. dollar common
For financial analysts, portfolio managers and	Tel: (0845) 602 1587	share dividend payments may have their
institutional investors requiring information,	Outside the U.K.:	dividend payments deposited directly into
please contact:	Tel: +44 208639 2064	their bank account.
Kevin D. Strain	E-mail: ssd@capitaregistrars.com
Vice-President, Investor Relations		A detachable enrolment form is located
Tel: 416-204-8163	Philippines	on the back of Sun Life Financial’s dividend
Fax: 416-979-4080	The Hongkong and Shanghai Banking	cheque. The Request for Electronic Payment
E-mail: investor.relations@sunlife.com	Corporation Limited	of Dividends Form is also available for
Please note that financial information can	30/F The Discovery Suites	downloading from the Investor Centre on
also be obtained from www.sunlife.com.	#25 ADB Avenue	CIBC Mellon's website, www.cibcmellon.com,
	Ortigas Centre, Pasig City 1605	or you can contact CIBC Mellon to have one
TRANSFER AGENT	Metro Manila, Philippines	sent to you.
For information about your shareholdings,	From Metro Manila:
dividends, change in share registration	Tel: (632) 683-2601	STOCK EXCHANGE LISTINGS
or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
	From the Provinces: 1 800 1 888-2422	Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock
Exchange (TSX).
	Hong Kong	Ticker Symbols: Series 1 – SLF.PR.A
	Computershare Hong Kong Investor	Series 2 – SLF.PR.B
	Services Limited	Series 3 – SLF.PR.C
Hopewell Centre, 46th Floor
	183 Queen’s Road East	Sun Life Financial Inc. common shares are
Canada	Wanchai, Hong Kong	listed on the Toronto (TSX), New York (NYSE)
CIBC Mellon Trust Company	Tel: (852) 2862-8628	and Philippine (PSE) stock exchanges.
P.O. Box 7010	E-mail: hkinfo@computershare.com.hk	Ticker Symbol: SLF
Adelaide Street Postal Station
Toronto, Ontario	SHAREHOLDER SERVICES	As of March 31, 2006, there were
Canada M5C 2W9	For shareholder account inquiries, please	580,895,493 outstanding common shares,
Within North America:	contact the Transfer Agent in the country	which are the only voting securities.
Tel: 1 877 224-1760 (English)	where you reside, or Shareholder Services:
1 888 290-0048 (French)	Fax: 416-598-3121
Outside of North America:	English E-mail:
Tel: 416-348-9412	shareholderservices@sunlife.com
Fax: 416-643-5501	French E-mail:
E-mail: inquiries@cibcmellon.com	servicesauxactionnaires@sunlife.com
Website: www.cibcmellon.com
Shareholders can view their account
details using CIBC Mellon Trust Company’s
Internet service, Answerline®. Register at
www.cibcmellon.com/answerlineregistration.
Sun Life Financial Inc. ▪ sunlife.com 19

Sun Life Financial Inc. 150 King Street West Toronto, Ontario Canada M5H 1J9 www.sunlife.com
Sun Life Financial